SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/MF 76.483.817/0001-20 - NIRE 41300036535 - Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Change to the agenda of the Extraordinary

General Meeting for migration to the new market

COMPANHIA PARANAENSE DE ENERGIA - COPEL (“Company”), in compliance with the provisions of paragraph 4 of article 157 of Law No. 6,404, dated December 15, 1976 (“Corporation Law”), and Resolution No. 44 of the Brazilian Securities and Exchange Commission (“CVM”) dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that, at a meeting held on this date, its Board of Directors approved the amendment to the agenda of the Extraordinary General Meeting (“EGM”), called for August 4, 2025, which will deliberate on the process of migrating the Company to the Novo Mercado, a special trading segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) for companies with the highest corporate governance practices (“Migration to the Novo Mercado”).

The Company's management emphasizes that there is no change in the final structure proposed to shareholders, nor in the economic aspects of the proposal, which continues to include:

a)	the creation of a new class of compulsorily redeemable Class C preferred shares (“PNC”);
b)	the mandatory conversion of all the Company's currently issued preferred shares into common shares and PNC shares, at a ratio of 1 common share and 1 PNC share for each existing preferred share (“PN Conversion”), resulting in a transaction without dilution of shareholders, considering the Company's total share capital;
c)	the full redemption of the PNC shares immediately after the Conversion, using available profit reserves, at a price of R$ 0.7749 per redeemed share (“Redemption”);
d)	the reorganization of the Company’s capital stock, which will be represented exclusively by common shares and a preferred golden share held by the State of Paraná, after completion of the Redemption; and
e)	the amendment of the Bylaws to provide for the creation of compulsorily redeemable PNC shares, the result of the PN Conversion and the inclusion of the mandatory clauses required by the Novo Mercado listing rules.

The amendment approved on this date by the Board of Directors essentially contemplates the submission of the following additional resolutions to the shareholders at the same EGM: (i) amendment of the preferences and advantages of class B preferred shares (“PNB”) to bring them into line with class A preferred shares (“PNA”); and (ii) the unification of the PNA and PNB share classes, through the mandatory conversion of all PNB shares into PNA shares, provided that the exclusion of item III of paragraph 11 of article 5 of the Bylaws is approved at the same meeting.

Management resubmitted the EGM documentation on this date to add these new items to its agenda. In view of the timeliness of the amendment, considering the advance notice period established in Article 124 of the Brazilian Corporations Law, the EGM that will decide on these matters was maintained, on first call, for August 4, 2025. The management reinforces that, in addition to approval at the EGM, the implementation of the above process is also subject to the following (“Conditions Precedent”):

(i)	ratification of the conversion of the Company's preferred shares into common shares and PNC shares at a special meeting of preferred shareholders (“AGESP”), pursuant to Article 136, paragraph 1, of the Brazilian Corporations Law - noting that the AGESP will be duly convened by the Company after approval of the PN Unification;
(ii)	consent of creditors whose respective financial instruments provide for early maturity of the debts of the Company or its subsidiaries because of the approval of the matters subject to the EGM; and
(iii)	effective admission of the Company to the Novo Mercado and effective admission of the shares issued by the Company to trading on the Novo Mercado by B3.

If the Migration to the Novo Mercado occurs, current holders of PNA or PNB shares who do not vote in favor of the Conversion at the AGM will have the right to withdraw upon reimbursement of their shares that they have held uninterruptedly between June 23, 2025, inclusive, and the effective date of reimbursement, as disclosed by the Company in due course.

Holders of common shares, in turn, will be entitled to withdraw if the change in the preferences and advantages of PNB shares is approved at the Extraordinary Shareholders' Meeting. In this case, holders of common shares would be entitled to the redemption of their shares that they have held uninterruptedly between this date, inclusive, and the effective redemption date, as disclosed by the Company in due course.

Further information and details about the EGM, already considering the changes now proposed by management, are available in the call documents, including the respective Management Manual and Proposal made available on this date by the Company on the CVM website and on the Company's investor relations page (https://ri.copel.com/). With regard to shareholders who may have already submitted voting instructions through the remote voting bulletin (“BVD”) for the EGM, as disclosed in the Notice to Shareholders disclosed on this date, the Company notes that votes previously cast on the items on the original EGM agenda will be considered invalid, and it is therefore recommended that a new BVD be submitted.

Finally, management reiterates that, with the Migration to the New Market, an exclusive segment for companies that adopt the highest corporate governance practices, the Company's shares may have greater liquidity due to the unification of classes and types of preferred shares into common shares, in addition to favoring the expansion of the Company's investor base. Finally, the Company reaffirms its commitment to transparency and to keeping the market and its shareholders duly informed, in accordance with applicable laws and regulations and in line with best corporate governance practices, through its usual disclosure channels: the websites of the CVM (www.gov.br/cvm), B3 (www.b3.com.br) and the Company itself (https://ri.copel.com/).

Curitiba, July 11, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 11, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.